Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Predecessor		Successor
		Fiscal Year Ended January 31, 2007
	Fiscal Year Ended January 31, 2006	For the Period From February 1, 2006 to March 9, 2006	For the Period From March 10, 2006 to January 31, 2007	Fiscal Year Ended January 31, 2008
Income (loss) before income taxes	$52,630	$(33,051)	$(42,155)	$(48,046)
Interest expense	3,300	355	45,062	47,535
Amortization of debt issuance costs	1,340	1,931	1,632	1,111
Portion of rentals deemed to be interest	1,530	161	1,700	2,118

Income (loss) available for fixed charges	$58,800	$(30,604)	$6,239	$2,718

Fixed charges:
Interest expense	$3,300	$355	$45,062	$47,535
Amortization of debt issuance costs	1,340	1,931	1,632	1,111
Portion of rentals deemed to be interest	1,530	161	1,700	2,118

Total fixed charges	$6,170	$2,447	$48,394	$50,764

Ratio of earnings to fixed charges	9.5 x	- x	0.1 x	0.1 x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $33.1 million, $42.2 million and $48.0 million for the predecessor period from February 1, 2006 through March 9, 2006, the successor period from March 10, 2006 through January 31, 2007, and the successor fiscal year ended January 31, 2008, respectively.